601 Lexington Avenue
New York, New York  10022

Christopher A. Kitchen
To Call Writer Directly:	(212) 446-4800	Facsimile:
(212) 446-4988		(212) 446-4900
Christopher.kitchen@kirkland.com	www.kirkland.com

December 1, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Attention:	Ms. Jennifer Gowetski
Ms. Angela McHale

Re:	FX Alliance Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 28, 2011
File No. 333-176901

Dear Mss. Gowetski and McHale,

This letter is being furnished on behalf of FX Alliance Inc., a Delaware corporation (the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated November 10, 2011, to Phillip Z. Weisberg, Chief Executive Officer of the Company, with respect to the Company’s Amendment No. 1 to Registration on Form S-1 (File No. 333-176901) (the “Registration Statement”) that was filed on October 28, 2011.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are herewith filing Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.  Amendment No. 2 has been revised to reflect the Company’s responses to the comments from the Staff and to incorporate certain other updating and conforming changes, including updating the Company’s financial information to incorporate financial data for the quarter ended September 30, 2011. All page numbers in the responses below refer to Amendment No. 2, except as otherwise noted.  We have enclosed a courtesy package, which includes four copies of Amendment No. 2, two of which have been marked to show changes from the initial filing of the Registration Statement.

General

1.               Staff’s comment: We note your response to comment five from our letter dated October 13, 2011. Please confirm that you will include only the names of the lead or managing underwriters and will not include the names of the underwriters in the syndicate on the cover page in the final prospectus that you distribute to investors.

Response: We respectfully advise the Staff that the cover page of the prospectus in the Registration Statement includes, and the cover page of the final prospectus that the Company distributes to investors will include, only the names of the lead or managing underwriters of the offering.

We face significant competition…, page 10

2.               Staff’s comment: We note your response to comment 11 from our letter dated October 13, 2011, as well as your added disclosure. Please expand this disclosure to explain the risk(s) presented by the fact that your existing bank stockholders or their affiliates already have their own single bank or competing platform, as well as the fact that they may acquire such interests. For example, to the extent they would acquire such interests, do you risk losing business? Lastly, please describe any conflicts or risks associated with the majority of your revenue resulting from customers who are stockholders or their affiliates.

Response: Based upon the Staff’s comment, the Company has revised the Registration Statement to expand the referenced risk factor on page 13 to address the risk relating to the possibility that the Company’s stockholders shift their business to a single bank system or competing platform in which they invest.  We respectfully advise the Staff that with respect to potential conflicts or risks associated with the majority of the Company’s revenue resulting from customers who are stockholders or their affiliates, the Company believes that its bank liquidity providers, whether shareholders or non-shareholders, choose to participate on the Company’s platform in order to gain access to order flow from customers requiring or preferring the Company’s multibank solution.  In addition, while the Company discloses on page 18 that the Company is dependent on banks and other liquidity providers to support its trading platform, this is equally true of shareholder and non-shareholder banks alike.  While it is possible that certain of the Company’s customers are inclined to use its trading platform because of their status as a shareholder, the Company believes their primary impetus to use its products and services is the breadth and depth of the Company’s trading solutions and the order flow and liquidity that the Company provides.  To the extent that the Company’s shareholders may have investments in other trading platforms, the Company believes that order flow and liquidity will nonetheless continue to be the primary factors in their decision as to what trading platforms they will use.

Dividend Policy, page 28

3.               Staff’s comment: Please disclose the business purpose behind the grant of the special dividend.

Response: We respectfully advise the Staff that the Company, based on discussions held among the Company’s board of directors and management, determined that it was in the best interest of its stockholders to grant the special dividend as a return on capital to the Company’s stockholders.

Acquisition and Purchase Accounting, page 37

4.               Staff’s comment: We note your added disclosure in the second paragraph regarding the “arms-length negotiations” with an affiliate. Please tell us how you determined that the negotiations were at arms-length.

Response: We respectfully advise the Staff that the Company determined that the negotiations to acquire Lava Trading, Inc., or “LTI,” from Citigroup Financial Products Inc. were at arms-length because Citigroup Financial Products Inc. actively solicited offers for the acquisition of LTI and, based upon independent Company valuations, the Company submitted an offer, which it believes was fair and just.  Such valuations took into account several factors, including the value of LTI’s continuing customer contracts and the strategic synergies that could potentially be leveraged upon completion of the acquisition.

Business, page 55

5.               Staff’s comment: We note your response to comment 11 from our letter dated October 13, 2011, specifically the portion where you describe your competitive position, in relation to single bank systems. Please discuss here, or elsewhere where appropriate, the segment of customers to whom your platform appeals and why it appeals to them.

Response: Based upon the Staff’s comment, the Company has revised the Registration Statement on page 70 to discuss further the segment of customers to whom the Company’s platform appeals and why it appeals to them.

Our Products and Services, page 60

6.               Staff’s comment: We note your responses to comments 22 and 23 from our letter dated October 13, 2011, as well as your added disclosure on page 61. Please tell us how you assess transaction fees. Are they standard, based on product and volume? Also, we note your disclosure on page 35 that relationship trading transaction fees are “generally” paid by the liquidity provider, whereas active trading transaction fees are “generally” paid by both parties. We note your use of the word “generally.” Please explain whether this is negotiated by the parties to the transaction. Similarly, are the user fees standard, or are they separately negotiated with each customer? Lastly, please disclose the services you provide that do not have fees associated with them, but rather serve to attract customers to your platform.

Response: We respectfully advise the Staff that the Company assesses transaction fees based on a tiered volume pricing model.  In response to the Staff’s comment, the Company has revised the Registration Statement on page 36 to remove the qualifier “generally” with respect to relationship trading transaction fees (and elsewhere in the Registration Statement where “generally” was unnecessary).  The Company has retained “generally” in the discussion of active trading transaction fees because deletion of the word would not be entirely accurate.  From time to time the Company may adjust or waive certain fees to encourage specific transaction flow or to promote new products or trading methods offered on its system.  The Company feels that retention of the word “generally” is warranted in this case, while a detailed discussion of the circumstances would not be useful.  The term “user, settlement and license fees” refers to a variety of disparate fees charged by the Company that are not subject to homogeneous description.   Some fees, such as fees associated with enterprise solutions, may be developed on a bespoke basis.  Other fees may be offered on a schedule that permits bundling of multiple services or the adjustment of fees to grow, increase or promote transaction volume, specific categories of transactions or new products or services.  Accordingly, the Company believes that the disclosure contained in the Registration Statement adequately describes the fees for this category, which fees can be described neither as “standard” nor as “separately negotiated with each customer.”  In addition, the Company has revised page 63 of the Registration Statement to disclose the services it provides that do not have fees associated with them, but that serve to attract customers.

Corporate Opportunity, page 86

7.               Staff’s comment: We note your response to comment 28 from our letter dated October 13, 2011, particularly the rationale for the existence of the corporate opportunity clause in your charter. Please briefly describe the rationale in your disclosure. Also, please briefly describe TCV’s business and revise your disclosure to reflect, if accurate, that you will renounce opportunities that may be presented to TCV or to the companies in which TCV invests. We note your related statement in the response.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 25 and 88 of the Registration Statement to remove the reference to the corporate opportunity clause in its certificate of incorporation as the Company has decided that its certificate of incorporation will no longer contain such a clause.

Please note that the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions related to this letter, please contact me at me at (212) 446-4988 or my colleague Joshua N. Korff at (212) 446-4943.

Sincerely,

/s/ Christopher A. Kitchen

Christopher A. Kitchen

Cc:	Phillip Z. Weisberg, Chief Executive Officer
John W. Cooley, Chief Financial Officer